FILE NO. 333-
                                                                    CIK #1246758

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                            Registration Statement on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES 66

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER LLP              VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy          Attention:  Barry Fink
         111 West Monroe Street              1221 Avenue of the Americas
         Chicago, Illinois  60603            New York, New York  10020

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:



  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.





The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                   Preliminary Prospectus Dated July 22, 2004
                              Subject to Completion

                                   Van Kampen
                                   Investments

                Inflation-Indexed Securities Portfolio, Series 1
--------------------------------------------------------------------------------

     Inflation-Indexed Securities Portfolio, Series 1 invests in a portfolio of U.S. Treasury Inflation-Protected Securities (TIPS) with laddered maturities. The Trust seeks current income and protection of invested capital against the erosion of purchasing power due to inflation. U.S. Treasury obligations are backed by the full faith and credit of the United States government. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Taxable Income Series 66.

                                             Monthly                Semi-Annual
                                          Distributions            Distributions
                                          -------------            -------------
Estimated Current Return:                       %                        %
Estimated Long Term Return:                     %                        %
CUSIP:

     Estimated current return shows the estimated cash you are initially scheduled to receive on an annual basis divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the close of business on the day before the Initial Date of Deposit and will vary thereafter. We base this estimate on an average of the security yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each security's yield by its value and estimated life. Unlike estimated current return, estimated long term return attempts to account for maturities, discounts and premiums of the securities but can not account for inflation-related adjustments to principal. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return will vary from these estimates.


                                   Prospectus

                               September __, 2004


       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
           The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the
                    adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.


                   Summary of Essential Financial Information
   (As of the close of business on the day before the Initial Date of Deposit)


General Information
Initial Date of Deposit                                                                            September __, 2004
Initial principal amount of securities in Trust                                                    $
Initial principal amount of securities per Unit (1)                                                $1.00000
Initial number of Units
Weighted average maturity of securities                                                            __ years

Unit Price
Aggregate offering price of securities in Trust (2)                                                $
Aggregate offering price of securities per Unit (2)                                                $
  Plus sales charge per Unit (3)                                                                   $
Public Offering Price per Unit (4)                                                                 $
Redemption price per Unit                                                                          $

                                                                                Monthly                  Semi-Annual
Estimated Annual Income per Unit                                             Distributions              Distributions
                                                                          ------------------         ------------------
Estimated annual interest income                                        $                          $
  Less estimated annual expenses (5)                                    $                          $
Estimated net annual interest income (6)                                $                          $
Estimated Interest Distributions
Initial distribution (6)                                                $               __ on      $               __ on
                                                                            ________ 25, 2004           _______ 25, 2004
Normal distribution (6)                                                 $                          $
Record dates                                                                      10th day of                June 10 and
                                                                                   each month                December 10
Distribution dates                                                                25th day of                June 25 and
                                                                                   each month               December 25

(1) The U.S. Treasury will periodically adjust the principal value of the securities in relation to changes in inflation. In addition, securities will mature or be sold during your Trust's life. This could include a sale at a price below par value. No one can guarantee that the value of your Units will equal the principal amount of securities per Unit when you redeem them or when your Trust terminates.

(2) Each security is valued at its current market offering price as of the business day before the Initial Date of Deposit.

(3) You will pay a sales charge of 3.00% of the Public Offering Price per Unit at the time of purchase. The sales charge is described in the "Fee Table" on the next page.

(4) After the First Settlement Date (September __, 2004), you will pay accrued interest from this date to your settlement date less interest distributions.

(5) The expenses are described in the "Fee Table" on the next page. Expenses are expected to fluctuate periodically.

(6) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses or interest rates, sales and acquisitions of securities, principal adjustments and maturities of securities. The estimated cash flows are available upon request.


                                    Fee Table
                                                                          As a % of
                                                                            Public            Amount
                                                                           Offering          per 1000
                                                                             Price             Units
                                                                         ------------     --------------
Transaction Fees
Maximum sales charge (1).............................................          3.00%       $    30.00
                                                                          ----------       ----------


                                                     Monthly                       Semi-Annual
                                                   Distributions                  Distributions
                                            --------------------------     --------------------------

                                            As a %             Amount      As a %             Amount
                                             of Net           per 1000      of Net           per 1000
                                             Assets             Units       Assets             Units
                                           ----------        ----------   ----------        ----------
Estimated Annual Expenses
Trustee's fee (2).......................             %      $      0.91            %       $     0.51
Bookkeeping and administrative
   services fees........................             %      $      0.15            %       $     0.15
Evaluation fee (2)......................             %      $      0.36            %       $     0.36
Other operating expenses................             %      $                      %       $
                                           ----------        ----------   ----------        ----------
Total estimated annual expenses.........             %      $                      %       $
                                           ==========        ==========   ==========        ==========

                                                               Amount                         Amount
                                                              per 1000                       per 1000
                                                                Units                          Units
                                                             ----------                     ----------
Estimated Costs Over Time
1 year..................................                    $                              $
3 years.................................                    $                              $
5 years.................................                    $                              $
Life of Trust (approximately __ years)..                    $                              $


     This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Expenses".

--------------
(1) The sales charge is 3.00% of the Public Offering Price per Unit at the time of purchase (3.093% of the aggregate offering price of the bonds) and is subject to reduction in certain cases. See "Public Offering--Reducing Your Sales Charge."

(2) Your Trust assesses this fee per $1,000 principal amount of securities. Your Trust assesses other fees as a dollar amount per Unit.


PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                                        Offering
Aggregate                                                            Interest                           Price to
Principal        Description (1)                                      Coupon    Maturity                Trust (2)
---------------  -------------------------------------------------- ----------  -------------------     ---------------
$                U.S. Treasury Inflation-Protected Note                   %                             $
                 U.S. Treasury Inflation-Protected Note
                 U.S. Treasury Inflation-Protected Note
                 U.S. Treasury Inflation-Protected Note
                 U.S. Treasury Inflation-Protected Note
---------------                                                                                         ---------------
$                                                                                                       $
===============                                                                                         ===============


(1) The securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the securities were entered into on September __, 2004 and have a settlement date of September __, 2004.

(2) The cost of the securities to the Trust represents the aggregate underlying value of the securities determined by the offering side evaluation of the securities on the business day before the Initial Date of Deposit. Other information regarding the securities is as follows:

                          Cost to           Profit (Loss)
                          Sponsor            to Sponsor
                      ---------------      ---------------
                    $                     $




                     Report of Certified Public Accountants

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Inflation-Indexed Securities Portfolio, Series 1 (Van Kampen Unit Trusts, Taxable Income Series 66):

     We have audited the accompanying statement of condition and the portfolio of Inflation-Indexed Securities Portfolio, Series 1 (Van Kampen Unit Trusts, Taxable Income Series 66) as of September __, 2004. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inflation-Indexed Securities Portfolio, Series 1 (Van Kampen Unit Trusts, Taxable Income Series 66) as of September __. 2004, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois                                             GRANT THORNTON LLP
September __, 2004


                             Statement of Condition
                            As of September __, 2004

TRUST PROPERTY
   Contracts to purchase securities (1)(2)                $
   Accrued interest to the first settlement date (1)(2)
                                                          --------------------
         Total                                            $
                                                          --------------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)       $
   Interest of Unitholders--
         Cost to investors
         Less: Gross underwriting commission (3)(4)
                                                          --------------------
         Net interest to Unitholders (1)(2)(3)
                                                          --------------------
         Total                                            $
                                                          --------------------
   Units outstanding
                                                          --------------------
   Net asset value per Unit                               $
                                                          --------------------


----------------------
(1) The value of the securities is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Unit Price". The contracts to purchase securities are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

(3) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(4)  Assumes the maximum sales charge.



                                   Van Kampen
                                   Investments

                             Information Supplement

Van Kampen Unit Trusts, Taxable Income Series 66
--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the prospectus for the Trust. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                                          Page

   Risk Factors.........................................................    2
   Portfolio Administration.............................................    3
   Sponsor Information..................................................    3
   Trustee Information..................................................    4
   Termination of the Trust Agreement...................................    5


                                  Risk Factors

     All investments involve risk. This section describes certain of the risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

     An investment in Units of the Trust should be made with an understanding of the risks that an investment in United States Treasury debt obligations may entail, including the risk that the value of the Units will decline with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future. While interest and principal payments on the securities are backed by the full faith and credit of the U.S. government, the Trust and the Units are not guaranteed or insured by the U.S. government or any government agency. In addition, the U.S. government does not guarantee the market value or yield on the securities.

     An investment in the Trust involves the risk that the value of the securities in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though the Supervisor supervises your portfolio, you should remember that your portfolio is not managed. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     An investment in the Trust involves the risk that the value of securities will fall if interest rates increase. The securities in your Trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

     Certain of the securities held by the Trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

     Certain of the securities held by the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the Trust were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

     Additional Deposits. The Trust Agreement authorizes the sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such Trust and the issuance of a corresponding number of additional Units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees or other acquisition costs.

                            Portfolio Administration

     The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the securities designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the securities to issue new securities in exchange or substitution for any security, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such security or (2) in the opinion of the Supervisor the issuer will probably default with respect to such security in the reasonably foreseeable future. Any security so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying securities, the Trustee is required to give notice thereof to each Unitholder, identifying the securities eliminated and the securities substituted therefor. Except as stated herein and under "Trust Administration--Replacement Securities" in the prospectus regarding the substitution of Replacement Securities for Failed Securities, the acquisition by the Trust of any securities other than the securities initially deposited is not permitted.

                               Sponsor Information

     Van Kampen Funds Inc. is the Sponsor of the Trust. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $87 billion under management or supervision as of March 31, 2004. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of November 30, 2003, the total stockholders' equity of Van Kampen Funds Inc. was $175,086,426 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               Trustee Information

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trust. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the certificates issued by the Trust to, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the securities held in the Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and bonds of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       Termination of the Trust Agreement

     The Trust may be terminated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust is less than 40% of the original principal amount of securities.

     The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the initial principal amount of the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

     The Trust Agreement provides that the Trust shall terminate upon the maturity, prepayment, sale or other disposition of the last security held in the Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of the Trust, written notice thereof will be sent by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any securities then held in the Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants, rating services and legal counsel

     The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.2  Consent of Grant Thornton LLP (to be supplied by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 502 (file No. 333-115225) dated June 10, 2004.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 447 (File No. 333-115141) dated June 1, 2004.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Unit Trusts, Taxable Income Series 66 has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 22nd day of July, 2004.

                                                 VAN KAMPEN UNIT TRUSTS, TAXABLE
                                                                INCOME SERIES 66

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)


                                                            By /s/ GINA COSTELLO
                                                            --------------------
                                                                  Vice President

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on July 22, 2004 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman                                  )

Barry Fink                          Managing Director                         )

John L. Sullivan                    Managing Director                         )

Jonathan S. Thomas                  Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                                /s/GINA COSTELLO
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.